UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	4 September 2020

Release Number	11/20

Appointment of Non-executive Director

BHP Chair, Ken MacKenzie, today announced the appointment of Christine O’Reilly to the BHP Board as an independent Non-executive Director, effective 12 October 2020.

Ms O’Reilly has broad strategic, financial and operational experience from her extensive executive and non-executive roles across diverse industries. Ms O’Reilly is currently a Non-executive Director of Stockland Limited, Medibank Private Limited, Transurban Group and CSL Limited. She will retire from the Boards of Transurban Group and CSL Limited at the conclusion of each of their 2020 Annual General Meetings. She was previously a Non-executive Director of Energy Australia Holdings Limited.

Ms O’Reilly’s executive career included 30 years’ experience in both financial and operational entities, including as the Chief Executive Officer of the GasNet Australia Group and as Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management.

Mr MacKenzie said Ms O’Reilly’s appointment reflected the Board’s commitment to a continuous, structured and rigorous approach to Board succession and planning and this appointment is based on the balance of attributes, skills, experience, diversity and tenure necessary for the Board to govern BHP effectively.

“We are delighted that Christine will be joining our Board. Christine’s extensive executive and non-executive experience in financial and operational roles, and her wide range of skills will help to strengthen the Board’s experience and expertise. She will bring deep financial and public policy expertise, as well as valuable insight and experience in large scale capital projects and transformational strategy.”

Ms O’Reilly will also become a member of the Risk and Audit Committee and the Remuneration Committee, effective 12 October 2020.

After the BHP Annual General Meetings, the BHP Board will comprise 12 Directors – 11 Non-executive Directors and one Executive Director.

Christine O’Reilly

Ms O’Reilly, 59, has extensive executive and non-executive experience across diverse industries. Her executive career included 30 years’ experience in both financial and operational entities.

Following an early career in chartered accounting and eight years of experience in investment banking, Ms O’Reilly held operational leadership roles, before being appointed as the Chief Executive Officer and a Director of the GasNet Australia Group, from 2001 to 2006. From 2007 until 2012, Ms O’Reilly was Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management.

Ms O’Reilly has non-executive experience in a number of sectors including infrastructure, property, private health insurance, energy and medical research. She is a Non-executive Director of CSL Limited, Stockland Limited, Medibank Private Limited, Transurban Group and Baker Heart and Diabetes Institute, and was previously a Non-executive Director of Energy Australia Holdings Limited (from 2012 to 2018). Ms O’Reilly will retire from the Boards of Transurban Group and CSL Limited at the conclusion of each of their 2020 Annual General Meetings.

Ms O’Reilly qualified as a Chartered Accountant and has a Bachelor of Business from the Western Australian Institute of Technology (now Curtin University).

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 4, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary